UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-37385

Baozun Inc.

Building B, No. 1268 Wanrong Road

Shanghai 200436

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

As an issuer listed on the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules, we are required to prepare an interim report in respect of the first six months of each fiscal year (the “Interim Report”) pursuant to Rule 13.48(1) of the Hong Kong Listing Rules. We are furnishing our Interim Report in respect of the first six months of the fiscal year ending December 31, 2021 as Exhibit 99.1 of this Current Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baozun Inc.

By:	/s/ Arthur Yu
Name:	Arthur Yu
Title:	Chief Financial Officer

Date: August 23, 2021

Exhibit Index

Exhibit 99.1 — Hong Kong Interim Report for 2021